usbancorp. Fund Services, LLC

615 E.Michigan Street

Milwaukee,WI 53202

Olstein Funds

Attn: Mike Luper

4 Manhattanville Rd.

Purchase, NY

Dear Mike:

Last October, we sent you a letter discussing the Emergency Economic Stabilization Act of 2008 (“the Act”). The Act requires mandatory cost basis reporting to shareholders and the IRS for mutual fund shares purchased on or after January 1, 2012.

U.S. Bancorp Fund Services, LLC has invested substantial resources for this initiative, which included systems upgrades, extensive employee training, and changes to account applications, investor statements, tax statements, and cost basis transfer forms. Our role will continue to evolve through the year as your shareholders transact on their accounts and will be paramount throughout the 2012 tax season and beyond.

In its present form, the required cost basis tracking and reporting are much more robust than the average cost statements that were previously provided to shareholders. Because of this, effective with your invoice for April services, we will begin charging the annual fee of $1 per applicable account which had been waived in previous years.

Feel free to contact me directly if you have any questions; otherwise, please sign and date · at the bottom of this letter, and return to me via email or fax at your earliest convenience. We thank you for your continued partnership, and appreciate the opportunity to serve The Olstein Funds and your shareholders.

Sincerely,

/s/ Sue Weber
Sue Weber
Relationship Manager
U.S. Bancorp Fund Services, LLC

The Olstein Funds

/s/ Michael Luper	4/26/2012
Signature	Date

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